NOVEA, INC.

11 Cypress Point

Amarillo, Texas 79124

August 10, 2017

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novea Inc.
Amendment to Offering Statement on Form 1-A
File No. 024-10577

Dear Sir or Madam:

On behalf of Novea, Inc. (the “Company”), I hereby file an Amendment to our Offering Statement that:

Reduces the number of shares being offered for sale to the public (in order to have the capital sought to remain within the dollar bounds of a Reg A+ Tier 1 Offering);

Increases the price to the public of each share (to reflect the increase in the value of the Company and its business per completion of our App and sealing of a sales contract with a significant ecommerce retailer): and, finally,

Appoints a licensed broker/dealer to market this Offering.

In making this request, the Company acknowledges that:

·	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

·

The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

·	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Howard Nunn

Howard Nunn

Chief Executive Officer